Sapiens Announces Ex-Dividend Date and Payment Date for Cash Dividend

REHOVOT, Israel, January 24, 2013 -- Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a provider of innovative software solutions and a member of the Formula Systems Group (NASDAQ: FORTY and TASE: FORT), announced today that the ex-dividend date in respect of the $0.15 per share, approximately $6 million in the aggregate, special dividend that it had previously announced will be on Friday, January 25, 2013 (on both NASDAQ and the Tel Aviv Stock Exchange).

The record date for shareholders entitled to vote at the extraordinary meeting and to receive the dividend remains January 25, 2013, as previously announced. Sapiens will mail the proxy statement and proxy card on January 29, 2012 to the holders of record of its shares as of January 25, 2013. The Company added that distribution of the dividend is expected to occur on February 22, 2013 and that its majority shareholder has voted in favor of the dividend.

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry, with a focus on insurance. We have a track record of more than 30 years in delivering superior software solutions to more than 100 financial services organizations, including insurance, retirement, banks and mortgage providers. Our team of more than 800 experts operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: Investor Relations Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 E-mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-6250951 E-mail: moshe.shamir@sapiens.com